May 14, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:     Jessica Livingston

Re:	County Bancorp, Inc.

Request for Acceleration of Effectiveness of Form S-3

SEC File No. 333-238114 (“Registration Statement”)

Dear Ms. Livingston:

On behalf of County Bancorp, Inc., as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement, as amended, be accelerated so that it will be declared effective at 3:00 p.m. (Washington, D.C. time) on Monday, May 18, 2020 or as soon as practicable thereafter.

The staff should feel free to telephone Abdul R. Mitha of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-5171 with any questions or comments.

Very truly yours,

County Bancorp, Inc.

/s/ Mark A. Miller
Mark A. Miller
Secretary